May 18, 2005



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 04-07
Washington, D.C. 20549

Attn: Larry Spirgel
      Assistant Director

      RE:  INSIGHT MIDWEST, L.P.
           INSIGHT CAPITAL, INC.
           FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
           FILED MARCH 31, 2005

           FILE NO. 333-33540
           FILE NO. 333-33540-1

Ladies and Gentlemen:

This letter is in response to the Staff's letter dated April 22, 2005 addressed to John Abbot, Senior Vice President and Chief Financial Officer of Insight Midwest, L.P. and Insight Capital, Inc. The following responses are keyed to the numbered comments contained in the Staff's letter. Each of the responses is preceded by the full text of the Staff's comment.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

USE OF OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION AND FREE CASH FLOW, PAGE 33

     WITH REGARD TO YOUR DISCUSSION OF 'OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION' AS ONE OF THE MEASURES YOU USE TO EVALUATE THE PERFORMANCE OF YOUR BUSINESSES WE HAVE THE FOLLOWING COMMENTS.

1. SINCE YOU ARE USING A NON-GAAP MEASURE AS A MEASURE OF OPERATING PERFORMANCE, IT IS GENERALLY NOT APPROPRIATE TO EXCLUDE RECURRING CHARGES SUCH AS DEPRECIATION AND AMORTIZATION AND INTEREST EXPENSE. IF YOU PRESENT A NON-GAAP MEASURE THAT EXCLUDES THESE RECURRING CHARGES, YOU MUST PROVIDE DETAILED DISCLOSURES OF WHY MANAGEMENT BELIEVES A PERFORMANCE MEASURE THAT EXCLUDES THESE RECURRING CHARGES IS USEFUL. EXPAND YOUR CURRENT DISCLOSURE TO INCLUDE A DISCUSSION OF:

     o    THE  ECONOMIC  SUBSTANCE  BEHIND  MANAGEMENT'S  DECISION TO USE SUCH A
          MEASURE;

     o THE MANNER IN WHICH MANAGEMENT COMPENSATES FOR THESE LIMITATIONS WHEN USING THE NON-GAAP FINANCIAL MEASURE.

     FOR ADDITIONAL GUIDANCE REFER TO ITEM 10 OF REGULATION S-K AND QUESTION 8 OF OUR FREQUENTLY ASKED QUESTIONS DOCUMENT ON NON-GAAP MEASURES WHICH IS AVAILABLE ON OUR WEBSITE AT:
     HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/FAQS/NONGAAPFAQ.HTM.

  RESPONSE:

     We advise the Staff that the disclosure relating to Operating Income before Depreciation and Amortization was expanded under Management's Discussion and Analysis of Financial Condition and Results of Operations in our quarterly report on Form 10-Q for the quarterly period ended March 31, 2005. Please refer to page 17 in this Form 10-Q, specifically the first 2 paragraphs under the caption "Use of Operating Income before Depreciation and Amortization and Free Cash Flow".

2. IN ADDITION, AVOID DISCLOSING AMBIGUOUS CONCLUSIONS THAT THE MEASURE IS USEFUL TO INVESTORS FOR COMPARING YOUR OPERATING PERFORMANCE WITH OTHER COMPANIES IN THE INDUSTRY, EVEN THOUGH THE MEASURE MAY NOT BE DIRECTLY COMPARABLE TO SIMILAR MEASURES USED BY OTHER COMPANIES. PLEASE DELETE OR REVISE THE DISCLOSURE.

  RESPONSE:

     We advise the Staff that the disclosure relating to the comparison of operating performance with other companies in the industry was revised under Management's Discussion and Analysis of Financial Condition and Results of Operations in our quarterly report on Form 10-Q for the quarterly period ended March 31, 2005. Please refer to page 17 in this Form 10-Q, specifically the first paragraph under the caption "Use of Operating Income before Depreciation and Amortization and Free Cash Flow".

3. AS SHOWN IN THE TABLE THE CAPTION 'OPERATING CASH FLOW' IS SIMILAR TO A GAAP TITLE AND THEREFORE YOU ARE PROHIBITED FROM USING THIS TITLE. PLEASE REVISE ACCORDINGLY.

  RESPONSE:

     We will not use the title "Operating Cash Flow" in any future reports filed pursuant to the Exchange Act.

CRITICAL ACCOUNTING POLICIES

GOODWILL AND OTHER IDENTIFIABLE INTANGIBLES, PAGE 43

4. IN LIGHT OF YOUR DISCLOSURE ON PAGE F-10 WITH REGARD TO PERFORMING THE IMPAIRMENT TEST BASED ON GUIDANCE FROM SFAS 142 AND EITF ISSUES 02-7 AND D-108, YOU SHOULD REVISE YOUR DISCLOSURE TO INCLUDE A DISCUSSION OF THE ESTIMATES AND ASSUMPTIONS USED TO DETERMINE THE FAIR VALUE OF THE THREE ASSET GROUPS IDENTIFIED ON YOUR ANNUAL IMPAIRMENT EVALUATION PERFORMED ON OCTOBER 1, 2004. ALSO PROVIDE A SENSITIVITY ANALYSIS DEPICTING REASONABLY LIKELY SCENARIOS HAD OTHER VARIABLES BEEN CHOSEN IN THE DETERMINATION OF YOUR ESTIMATES. REFER TO SEC INTERPRETIVE RELEASE NO. 33-8350 COMMISSION GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

  RESPONSE:

     In future reports filed pursuant to the Exchange Act, we will include a discussion of estimates and assumptions used to determine the fair value of the three asset groups identified in our annual impairment evaluation to be performed on October 1 of each year. In addition, we will include in such reports a sensitivity analysis indicating the impact of varying assumptions on our impairment evaluation.

5. WE UNDERSTAND THAT YOUR BUSINESS OPERATIONS ARE COMPRISED OF A NETWORK OF REGIONAL SYSTEMS LOCATED IN INDIANA, KENTUCKY, ILLINOIS AND OHIO AND MANAGED ON A GEOGRAPHIC CLUSTERING APPROACH. IN THIS REGARD, TELL US YOUR BASIS FOR CONCLUDING THAT YOU HAVE THREE ASSET GROUPS. IN YOUR RESPONSE PROVIDE A DETAIL ANALYSIS OF THE INDICATORS FOR COMBINING TWO OR MORE INDEFINITE-LIVED INTANGIBLE ASSETS AS SET FORTH IN EITF 02-7.

  RESPONSE:

     Paragraph 30 of SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, indicates "A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component." Footnotes 17 and 19 of SFAS No. 142 paragraph 30, reference SFAS No. 131 for definitions of an operating segment and segment management and footnote 18 references EITF 98-3 for guidance on determining whether an asset group constitutes a business.

     At December 31, 2003, the reporting units used in connection with testing the impairment of intangible assets were our four operating cable systems (i.e., states): Indiana, Kentucky, Illinois and Ohio. (A detailed description of our operating systems is provided on pages 9 through 14 of our annual report on Form 10-K for the fiscal year ended December 31, 2003.)

     In accordance with SFAS No. 131, we determined the four operating cable systems (i.e., states) to be separate operating segments that were aggregated into a single operating segment for financial reporting purposes. Accordingly, our components (one level below operating segment) were the district operations. As further described in paragraph 30 of SFAS no. 142 "..., two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics". The aggregation criteria was supplementally defined in paragraph 17 of SFAS No. 131. Based on this guidance, we aggregated the components (i.e., district operations) into single reporting units, resulting in the four operating cable systems (i.e., states) as our SFAS 142 reporting units at December 31, 2003.

     Effective January 1, 2004, we reorganized our operations. Instead of operating on a state by state basis, we formed three distinct operating regions: the East Region, the South Region, and the West Region. (A detailed description of our operating systems is provided on pages 8 through 12 of our annual report on Form 10-K for the fiscal year ended December 31, 2004.)

     Thus, previously where we had four operating cable systems (i.e., states) effective January 1, 2004 we had three cable operating systems (i.e. regions). Along with this change, we implemented a number of operational and financial changes. For example:

     o Each cable operating system or region reports to a different Regional SVP of Operations and regional teams; each Regional SVP reports directly to our Chief Operating Officer;

     o These regional teams are responsible for running the sales and marketing, technical and customer service components for each region on a day to day basis;

     o    Budgeting and reforecasting are performed on a region by region basis;
          and

     o    Our  internal  monthly  financial   statements  were  reconfigured  to
          consolidate at regional basis and are then reviewed and analyzed on that basis.

     Our three operating cable systems were the units of accounting used to test the impairment of our franchise agreement intangible assets as of October 1, 2004. The franchise agreement intangible assets included in these three units of accounting were the remaining amounts of the fair value assigned to the franchise agreement as of the initial acquisition of the respective operating system. We did not combine any of the franchise agreement intangible assets acquired in the three separate business combinations into a single unit of accounting for purposes of testing impairment. Additionally, we believed the appropriate unit of accounting for testing impairment of the franchise agreement asset was not below the operating cable system level for the following reasons, each of which is specifically contemplated in the consensus of EITF Issue No. 02-7:

     o The combined franchise agreements within each operating cable system generate cash flows independent of the combined franchise agreements of the other operating cable systems.

     o Each operating cable system, along with the respective franchise agreement intangible asset, could be sold separately and if sold, could include all districts currently included in the respective cable system.

     o The franchise agreements are used exclusively by the SFAS 144 assets group within the respective operating cable system.

     We have reviewed the other considerations outlined in EITF 02-7 and do not find them applicable.

     Following is a table detailing Franchise Costs by cable operating system for the years ended December 31, 2003 and 2004:


                                               2003                                                  2004
                                    ---------------------------                           ----------------------------
                                         FRANCHISE COSTS                                        FRANCHISE COSTS
                                    ---------------------------                           ----------------------------
                Indiana                   $      328,090             East Region                $      608,708
                Kentucky                         641,840             South Region                      375,054
                Illinois                       1,242,042             West Region                     1,373,773
                Ohio                             145,563
                                    ---------------------------                           ----------------------------
                      Total                $   2,357,535                     Total               $   2,357,535
                                    ===========================                           ============================



6. IN ADDITION, YOU SHOULD INCLUDE WITHIN THE MD&A AND NOTES THE DISCLOSURES REQUIRED BY PARAGRAPH 45C OF SFAS 142. FOR YOUR GUIDANCE REFER TO ILLUSTRATION 1 IN APPENDIX C AND REVISE ACCORDINGLY.

  RESPONSE:

     Disclosures required by paragraph 45c of SFAS 142 will be included in the notes to our financial statements in future reports filed pursuant to the Exchange Act. Such disclosure will include, as appropriate, the disclosure requirements in periods subsequent to a business combination as set forth in Illustration 1 in Appendix C to SFAS 142.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. RELATED PARTY TRANSACTIONS, PAGE F-19

7. WE NOTE YOUR DISCUSSION OF YOUR ACQUISITION OF COMCAST CABLE'S TELEPHONE BUSINESS IN MARKETS SERVED UNDER YOUR JOINT OPERATING AGREEMENT. TELL US MORE ABOUT THE TERMS OF THE ACQUISITION, THE PREEXISTING JOINT OPERATING AGREEMENT AND HOW YOU APPLIED THE GUIDANCE IN SFAS 141 AND THE CONSENSUS IN EITF 04-1 IN ACCOUNTING FOR THIS TRANSACTION UNDER THE PURCHASE METHOD OF ACCOUNTING WITH GAIN RECOGNITION OF $15.6 MILLION. DISCLOSE THE NATURE OF THE PREEXISTING RELATIONSHIP AND THE MEASUREMENT OF THE AMOUNT OF THE SETTLEMENT AND THE VALUATION USED TO DETERMINE THE SETTLEMENT AMOUNT AS REQUIRED BY PARAGRAPH 8 OF EITF 04-1.

  RESPONSE:

     Pursuant to our preexisting joint operating agreement with Comcast Cable, we delivered local telephone services to our customers in selected markets using our local network infrastructure, and switching and transport furnished by Comcast Cable. Comcast Cable leased certain capacity on our local network for a monthly fee, and we also received payments from Comcast Cable for certain services related to installations, marketing and billing support of the telephone business.

     On July 2, 2004, we entered into a Purchase Agreement with Comcast Cable and certain other subsidiaries of Comcast Corporation to acquire the telephone business conducted in the markets served under our joint operating agreement and to terminate the preexisting joint operating agreement. The Purchase Agreement provided that at closing Comcast Cable would pay us $20 million less the cumulative negative free cash flow incurred by Comcast Cable in operating the telephone business from June 1, 2004 through the closing date ("closing period"). The Purchase Agreement also provided for a customary adjustment for working capital of the telephone business as of the closing date. Additionally, pursuant to the Purchase Agreement, Comcast Cable agreed to transfer to us upon closing certain fixed assets related to the telephone business with a value of approximately $5.0 million.

     The acquisition closed on December 31, 2004. During the closing period, the telephone business generated negative free cash flow of $4.4 million. This resulted in our recognition of an extraordinary gain of $15.6 million attributable to the $20 million agreed upon closing cash flow payment. In addition, as of the closing date, there was a working capital adjustment of $2.6 million in favor of Comcast Cable, reflecting current assets of $16.5 million, net of total liabilities of $13.9 million. The closing cash flow payment to us of $15.6 million, less the working capital adjustment payment to Comcast Cable of $2.6 million resulted in a payment from Comcast Cable to us of $13.0 million on the closing date. The amount paid on the closing date was an estimate and remains subject to final determination between the parties.

     Based on guidance provided by SFAS 141, the acquisition of the telephone business resulted in negative Goodwill of $20.6 million (purchase price of $0 less carrying value of assets acquired of $5.0 million and cash flow payment of $15.6 million). The guidance further requires that any negative Goodwill must first be allocated to fixed assets received, which in this case reduces the fixed asset value to $0. The remaining balance of $15.6 million was recognized as an extraordinary gain.


We acknowledge that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Please call our General Counsel, Elliot Brecher (917-286-2230), or our outside counsel, Robert L. Winikoff of Sonnenschein Nath & Rosenthal LLP (212-768-6700) if you have any questions.

                                           Sincerely,

                                           /s/ Daniel Mannino
                                           ------------------------------------
                                           Daniel Mannino
                                           Senior Vice President and Controller

cc:  Al Rodriguez, Staff Accountant
     Ivette Leon, Assistant Chief Accountant